Exhibit 99.2

Operating Cash Generation(1) sets new quarterly record of R$1.8 billion

São Paulo, October 25, 2018. Suzano Papel e Celulose (B3: SUZB3), one of the largest integrated pulp and paper producers in Latin America, announces today its consolidated results for the third quarter of 2018 (3Q18).

HIGHLIGHTS:

•                  Record-high Operating Cash Generation(1) and Adjusted EBITDA(2):  R$1.8 billion and R$2.1 billion, respectively.

•                  Pulp market marked by strong demand and profitability: sales volume of 902.7 thousand tons (+12.6% vs. 2Q18) and Adjusted EBITDA(2)/ton of R$1,895/ton (+15.1% vs. 2Q18).

•                  Cash cost competitive and below period inflation (4.5%): R$602/ton, 2.5% higher than in LTM to 3Q17.

•                  Paper business posts robust results: Adjusted EBITDA(2)/ton of R$1,212/ton(3) (+32.5% vs. 3Q17).

•                  Fibria transaction: approval by the Extraordinary Shareholders Meeting; unrestricted authorization by SAMR (China) and Turkey, decision by Brazil’s antitrust authority CADE approving the deal without restrictions; and filing with the European Commission.

•                  Financing of Fibria Transaction: R$1.6 billion raised in local market, US$1.0 billion international placement of 10-year bonds.

Financial Data (R$ million)	3Q18		3Q17		Δ Y-o-Y		2Q18		Δ Q-o-Q		9M18		9M17		Δ Y-o-Y
Net Revenue	4,006		2,595		54.4%		3,204		25.0%		10,208		7,378		38.4%
Adjusted EBITDA(2)	2,118		1,186		78.6%		1,573		34.7%		5,219		3,190		63.6%
Adjusted EBITDA Margin(2)	52.9%		45.7%		7.2	p.p.	49.1%		3.8	p.p.	51.1%		43.2%		7.9	p.p.
Net Financial Result	(1,963)		270		—		(3,970)		—		(6,090)		(283)		—
Net Income	(108)		801		—		(1,849)		—		(1,143)		1,450		—
Operating Cash Generation(1)	1,795		906		98.2%		1,279		40.4%		4,339		2,438		78.0%
Net Debt /Adjusted EBITDA(2) (x)	1.6	x	2.3	x	-0.6	x	1.7	x	-0.1	x	1.6	x	2.3	x	-0.6	x

Operational Data (‘000 tons)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Sales	1,239	1,139	8.7%	1,085	14.1%	3,484	3,508	-0.7%
Pulp	903	830	8.8%	802	12.6%	2,581	2,662	-3.1%
Paper(3)	336	310	8.6%	284	18.5%	904	846	6.8%
Production	1,291	1,152	12.1%	1,134	13.9%	3,640	3,515	3.6%
Pulp	941	851	10.5%	821	14.7%	2,682	2,657	0.9%
Paper(3)	350	301	16.5%	313	11.8%	958	858	11.6%

(1) Operating cash generation corresponds to Adjusted EBITDA less sustaining CAPEX. | (2) Excluding non-recurring items. | (3) Including results of the Consumer Goods Unit.

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, average price, in Reais and Dollars, were not reviewed by independent auditors.

CONTENTS

Pulp Business Performance	3
Pulp Sales Volume and Revenue	3
Pulp Cash Cost	4
Pulp Segment EBITDA	5
Pulp Operating Cash Generation and ROIC	5

Paper Business Performance	6
Paper Sales Volume and Revenue	6
Paper EBITDA	7
Paper Operating Cash Flow and ROIC	7

Economic and Financial Performance	8
Net Revenue	8
Production	8
Cost of Goods Sold	9
Operating Expenses	9
Adjusted EBITDA	9
Financial Income and Expenses	10
Derivative Transactions	11
Transaction with Fibria	12
Indebtedness	13
Investments	14
Cash Flow and ROIC	15

Capital Markets	16

Fixed Income	17

Rating	17

Events	18
Events in the Period	18
Subsequent Events	19

Upcoming Events	20

IR Contacts	20

Appendices	21
Appendix 1 — Operating Data	21
Appendix 2 — Consolidated Statement of Income	22
Appendix 3 — Consolidated Balance Sheet	23
Appendix 4 — Consolidated Statement of Cash Flow	24
Appendix 5 — EBITDA	25
Appendix 6 — Segmented Statement of Income	26

Corporate Information	28

Forward-Looking Statements	28

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

Data from the World 20 Report of the Pulp and Paper Products Council (PPPC) show that in 3Q18, global pulp shipments grew 5.0% compared to the same period last year. Meanwhile, global eucalyptus pulp shipments grew 18.6%. In 9M18, global pulp shipments came to 38.6 million tons, up 2.9% on the year-ago period, while eucalyptus shipments were 16.7 million tons, increasing 9.0% on 9M18. The level of global pulp inventories reported by the PPPC ended September at 37 days.

Suzano sold 902.7 thousand tons of market pulp in 3Q18, which was 12.6% higher than in 2Q18 and 88% higher than in 3Q17. Meanwhile, sales in the first nine months of the year came to 2.6 million tons, down slightly from 9M17 (-3.1%).

The average net pulp price in USD in 3Q18 was US$751/ton, increasing US$5/ton from 2Q18 (+0.7%) and US$126/ton from 3Q17 (+20.2%). In 9M18, the price stood at US$744/ton, increasing US$176/ton (+31.0%) from 9M17. The higher net pulp price is explained by the industry’s positive and solid fundamentals.

The average net price in BRL in 3Q18 was R$2,979/ton, increasing 10.8% and 50.8% compared to 2Q18 and 3Q17, respectively, supported mainly by the higher list price for pulp and by the depreciation in the BRL against the USD. In 9M18, the average net price stood at R$2,682/ton, increasing 49.0% from 9M17, reflecting the weaker BRL and increases in the pulp list price in USD.

PULP CASH COST

The consolidated cash cost of market pulp production in 3Q18 was R$619/ton, including and excluding downtime.

Consolidated cash cost of market pulp production in the last 12 months ended in September 2018 was R$602/ton excluding downtime (vs. R$588/ton in LTM 3Q17) and R$627/ton including downtime (vs. R$609/ton in LTM 3Q17).

Cash cost in 3Q18 decreased R$12/ton from 3Q17 (-1.9%), supported by the lower wood cost, but pressured by the expenses with inputs pegged to the USD.

(1) In line with market practices and for comparison purposes, the methodology for calculating cash cost was changed in 1Q18 and does not consider the depletion of the standing timber of third parties.

PULP SEGMENT EBITDA

Pulp Business	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	LTM 3Q18	LTM 3Q17	Δ Y-o-Y
Adjusted EBITDA (R$ ‘000)	1,710,722	902,816	89.5%	1,319,798	29.6%	5,480,195	3,160,216	73.4%
Sales Volume (ton)	902,738	829,943	8.8%	801,751	12.6%	3,533,529	3,619,308	-2.4%
Pulp Adjusted EBITDA (R$/ton)	1,895	1,088	74.2%	1,646	15.1%	1,551	873	77.6%

The performance of Adjusted EBITDA from pulp in the above periods reflects primarily the higher pulp list price and the effect from exchange variation in the period.

PULP OPERATING CASH GENERATION AND ROIC

The profitability of the pulp business benefitted from the pulp price and from the weaker BRL in the period.

Pulp Business (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	LTM 3Q18	LTM 3Q17	Δ Y-o-Y
Adjusted EBITDA	1,710,722	902,816	89.5%	1,319,798	29.6%	5,480,199	3,160,216	73.4%
Sustaining Capex	(257,565)	(231,038)	11.5%	(246,419)	4.5%	(984,695)	(851,710)	15.6%
Operating Cash Flow	1,453,157	671,778	116.3%	1,073,378	35.4%	4,495,504	2,308,506	94.7%
Cash Taxes(2)						(217,329)	(4,393)	4847.7%
Monetization of ICMS						20,108	—	n.a.
Capital Employed						19,277,350	17,818,087	8.2%
Asset						19,925,228	18,550,278	7.4%
Liabilities						647,878	732,191	-11.5%
ROIC(1) (%)						22.3%	12.9%	9.4	p.p.

(1) ROIC = (Operating Cash Generation — Cash taxes) / Capital Employed (assets — liabilities). | (2) Income and Social Contribution taxes.

PAPER BUSINESS PERFORMANCE

PAPER SALES VOLUME AND REVENUE

According to the Forestry Industry Association (“Ibá”), in 3Q18, domestic sales of Printing & Writing paper and Paperboard increased 2.1% compared to the same period of 2017, while imports fell 21.4%.

In 9M18, sales by local producers grew 1.2% from 9M17, while imports advanced 9.7%.

Suzano’s paper sales came to 336.0 thousand tons in 3Q18, growing 8.6% from 3Q17, driven by the sales made by the consumer goods business that are being incorporated into the paper business. The 18.5% increase in sales volume compared to 2Q18 is explained by the seasonality of the domestic market for paper and paperboard and by the incorporation and ramp-up of the products of the consumer goods unit. In the year to date, sales amounted to 903.7 thousand tons, advancing 6.8% on 9M17.

The average net paper price in the domestic market in 3Q18 stood at R$3,844/ton, representing increases of R$129/ton (3.4%) and R$687/ton (21.5%) compared to 2Q18 and 3Q17, respectively, which is in line with the upward trend in prices in the domestic market. In the year to date, the average net paper price was R$3,681/ton, 15.7% than in 9M17.

In USD, the average net paper price in the export market in 3Q18 was US$1,012/ton, representing increases of US$22/ton (2.3%) and US$109/ton (12.1%) from 2Q18 and 3Q17, respectively. In BRL, the average net paper price in the export market in 3Q18 was R$4,011/ton, representing increases of 12.4% and 40.5% from 2Q18 and 3Q17, respectively, explained by the depreciation in the BRL against the USD in the period. In 9M18, the average net paper price in the export market stood at US$982/ton, up 11.2% from 9M17.

PAPER EBITDA

Paper Business	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	LTM 3Q18	LTM 3Q17	Δ Y-o-Y
Adjusted EBITDA (R$ ‘000)	407,194	283,061	43.9%	252,932	61.0%	1,163,840	914,011	27.3%
Sales Volume (ton)	336,024	309,519	8.6%	283,610	18.5%	1,238,027	1,163,112	6.4%
Paper Adjusted EBITDA (R$/ton)	1,212	915	32.5%	892	35.9%	940	786	19.6%

The performance of Adjusted EBITDA from paper in 3Q18 compared to 3Q17 and 2Q18 is explained by the operational stability, by the price increases successfully implemented in the domestic and international markets and by the depreciation in the BRL against the USD in the period. Note that the paper business is incorporating the results from the consumer goods business, which is still in the ramp-up phase.

PAPER OPERATING CASH FLOW AND ROIC

The profitability of the paper business benefited from higher paper prices in the domestic and export markets, which were offset by the higher costs and expenses generated primarily by the consumer goods business, which is still in the ramp-up phase.

Paper Business (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	LTM 3Q18	LTM 3Q17	Δ Y-o-Y
Adjusted EBITDA	407,194	283,061	43.9%	252,932	61.0%	1,163,838	914,009	27.3%
Sustaining Capex	(65,053)	(49,105)	32.5%	(47,517)	36.9%	(243,234)	(186,831)	30.2%
Operating Cash Flow	342,141	233,955	46.2%	205,415	66.6%	920,603	727,178	26.6%
Cash Taxes(2)						(24,844)	(8,158)	204.6%
Monetization of ICMS						86,813	—	n.a.
Capital Employed						6,720,918	5,641,867	19.1%
Asset						7,400,851	6,261,363	18.2%
Liabilities						679,933	619,496	9.8%
ROIC(1) (%)						14.6%	12.7%	1.9	p.p.

(1) ROIC = (Operating Cash Generation — Cash taxes) / Capital Employed (assets — liabilities). | (2) Income and Social Contribution taxes.

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 3Q18 amounted to R$4,005.5 million. Pulp and paper shipments in the quarter came to 1,238.8 thousand tons, increasing 14.1% from 2Q18 and 8.7% from 3Q17. In 9M18, net revenue was R$10,208.2 million, with 3,484.2 thousand tons of paper and pulp sold.

The performance of consolidated net revenue in relation to 2Q18 is explained mainly by the effect from exchange variation in the period and by the higher paper price in the export market.

Compared to 3Q17, net revenue growth was driven by the higher pulp price in USD (average FOEX in Europe in 3Q18 of US$1,050 vs. US$873 in 3Q17), the higher paper price in USD and in BRL and the effect from exchange variation.

In the year to date, the 38.4% increase is explained mainly by the weaker BRL and by the higher pulp list price.

PRODUCTION

Production (‘000 tons)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Pulp	941	851	10.5%	821	14.7%	2,682	2,657	0.9%
Paper	350	301	16.5%	313	11.8%	958	858	11.6%
Total	1,291	1,152	12.1%	1,134	13.9%	3,640	3,515	3.6%

During 3Q18, no scheduled maintenance downtimes were carried out at the Company’s units. In 4Q18, a general scheduled maintenance downtime is scheduled for the Imperatriz Unit.

	2017				2018				2019
Unit	1Q17	2Q17	3Q17	4Q17	1T18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Imperatriz (MA)									no downtime
Mucuri - Line 1 (BA)
Mucuri - Line 2 (BA)					no downtime
Suzano (SP)					no downtime
Limeira (SP)	no downtime

COST OF GOODS SOLD

Cost of goods sold (COGS) in 3Q18 amounted to R$1,963.1 million or R$1,584.7/ton. Compared to 2Q18, COGS increased 16.9%, pressured mainly by the higher sales volumes and by the charging of INSS (Social Security Contribution) contributions based on payroll, which previously were based on revenue.

Compared to 3Q17, the 26.6% increase was due to the higher price of industrial inputs, the higher sales volume, the reduction in the Reintegra benefit from 2% to 0.1% and the new charges on payroll.

In 9M18, the total COGS stood at R$5,227.6, increasing 12.9% from 9M17.

COGS (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Pulp	1,155,471	915,591	26.2%	980,974	17.8%	3,099,612	2,809,949	10.3%
Paper	807,606	635,364	27.1%	697,598	15.8%	2,127,962	1,820,914	16.9%
Consolidated	1,963,077	1,550,955	26.6%	1,678,572	16.9%	5,227,574	4,630,864	12.9%

COGS (R$/ton)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Pulp	1,280	1,103	16.0%	1,224	4.6%	1,201	1,056	13.8%
Paper	2,403	2,053	17.1%	2,460	-2.3%	2,355	2,152	9.4%
Consolidated	1,584.7	1,361	16.4%	1,547	2.5%	1,500	1,320	13.7%

OPERATING EXPENSES

Expenses (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Selling Expenses	160,988	107,499	49.8%	150,305	7.1%	433,250	302,542	43.2%
General and Administrative Expenses	198,576	123,807	60.4%	203,668	-2.5%	549,597	356,095	54.3%
Total Expenses	359,564	231,306	55.4%	353,973	1.6%	982,847	658,637	49.2%
Total Expenses/Sales Volume (R$/ton)	290	203	43.0%	326	-11.0%	282	188	50.2%

Total selling and administrative expenses stood at R$290/ton in 3Q18, representing increases of 43.0% in relation to 3Q17 and of 11.0% in relation to 2Q18.

Compared to 3Q17, selling expenses increased by 49.8% or R$53.5 million, reflecting the increase of approximately R$37 million associated with structuring the consumer goods business, as well as the higher expenses with logistics in the domestic market. Compared to 2Q18, the consumer goods business accounted for an increase of approximately R$6.7 million.

The 60.4% increase in general and administrative expenses compared to 3Q17 is explained by the higher expenses with profit-based compensation due to higher stock prices (approximately R$30 million), the expenses with the consumer goods structure, especially after the incorporation of Facepa, the expenses with the Fibria transaction (approximately R$20 million) and the charging of INSS contributions based on payroll. Meanwhile, compared to 2Q18, general and administrative expenses decreased 2.5% due to the lower expenses with profit-based compensation.

ADJUSTED EBITDA

The growth in Adjusted EBITDA in 3Q18 compared to the above periods was driven primarily by the higher pulp list price, the weaker BRL and the higher paper price in the domestic and export markets.

Consolidated	3Q18	3Q17	Δ Y-o-Y		2Q18	Δ Q-o-Q		LTM 3Q18	LTM 3Q17	Δ Y-o-Y
Adjusted EBITDA (R$ ‘000)	2,117,916	1,185,877	78.6%		1,572,729	34.7%		6,644,035	4,091,385	62.4%
EBITDA Margin (%)	52.9%	45.7%	7.2	p.p.	49.1%	3.8	p.p.	49.8%	41.4%	8.3	p.p.
Sales Volume (ton)	1,238,762	1,139,461	8.7%		1,085,360	14.1%		4,771,556	4,782,420	-0.2%
Adjusted EBITDA (R$/ton)	1,710	1,041	64.3%		1,449	18.0%		1,392	856	62.8%

FINANCIAL INCOME AND EXPENSES

Financial Result (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Financial Expenses	(475,378)	(315,223)	50.8%	(325,521)	46.0%	(1,035,172)	(876,016)	18.2%
Interest on loans and financing (local currency)	(153,877)	(94,237)	63.3%	(61,163)	151.6%	(274,498)	(325,206)	-15.6%
Interest on loans and financing (foreign currency)	(143,655)	(192,902)	-25.5%	(127,764)	12.4%	(387,287)	(430,892)	-10.1%
Capitalized interest(1)	107	2,459	-95.6%	232	-53.8%	643	5,978	-89.2%
Other financial expenses	(177,953)	(30,541)	482.7%	(136,826)	30.1%	(374,030)	(125,895)	197.1%
Financial Income	133,722	66,327	101.6%	45,007	197.1%	215,455	248,613	-13.3%
Interest on financial investments	128,235	67,082	91.2%	40,788	214.4%	202,105	237,599	-14.9%
Other financial income	5,487	(756)	-825.8%	4,219	30.1%	13,350	11,013	21.2%
Monetary and Exchange Variations	(254,257)	340,840	-174.6%	(1,139,051)	-77.7%	(1,421,714)	162,935	-972.6%
Foreign exchange variations (Debt)	(234,205)	358,854	-165.3%	(1,471,701)	-84.1%	(1,743,817)	239,487	-828.1%
Other foreign exchange variations	(20,052)	(18,014)	11.3%	332,650	-106.0%	322,103	(76,552)	-520.8%
Derivative income (loss), net(2)	(1,367,075)	177,736	-869.2%	(2,550,067)	-46.4%	(3,848,539)	181,405	-2,221.5%
NDF	(547,191)	—	n.a.	(1,144,478)	-52.2%	(1,691,669)	11,054	-15,403.7%
Zero-Cost Collars	(288,245)	81,078	-455.5%	(825,852)	-65.1%	(1,089,160)	65,983	-1,750.7%
Foreign-Currency Debt Hedge	(526,417)	97,248	-641.3%	(579,698)	-9.2%	(1,062,615)	102,934	-1,132.3%
Other(3)	(5,222)	(590)	785.0%	(39)	13,193.0%	(5,095)	1,434	-455.3%
Net Financial Result	(1,962,988)	269,680	-827.9%	(3,969,632)	-50.5%	(6,089,970)	(283,063)	2,051.5%

(1) Capitalized interest due to construction in progress.

(2) Variation in mark-to-market adjustment plus adjustments paid and received, considering the end-of-month exchange rate (R$/US$4.0039 on 9/30/2018).

(3) Other includes LIBOR operations.

Financial expenses increased by 46.0% in 3Q18 compared to 2Q18, which is explained by the effects from exchange variation in the period, by the expenses with the commitment of US$4.5 billion in credit facilities made available for the business combination with Fibria and by the loans taken out as of June 2018 for the business combination with Fibria. Compared to 3Q17, the 50.8% increase in financial expenses is explained by the effects from exchange variation in the period, the financial expenses with the commitment and the credit facilities for the business combination with Fibria.

Compared to 2Q18, financial income in 3Q18 benefitted from the larger cash position amassed for the business combination with Fibria.

Inflation adjustment and exchange variation generated a loss of R$254.3 million in the quarter due to the effect from foreign exchange variation, with a negative accounting effect from the mark-to-market adjustments of the portion of liabilities denominated in foreign currency, with cash effects limited to maturities or amortizations of liabilities.

The net financial expense was R$1,963.0 million in 3Q18, compared to the expense of R$3,969.6 million in 2Q18 and income of R$269.7 million in 3Q17.

DERIVATIVE TRANSACTIONS

Suzano carries out derivatives transactions exclusively for hedging purposes.

The Company’s currency exposure policy seeks to minimize the volatility of its cash generation and to impart greater flexibility to cash flow management. The policy currently stipulates that surplus dollars may be partially hedged (up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments, such as Zero-Cost Collars (ZCC) and Non-Deliverable Forwards (NDF).

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of a small change in the exchange rate within such limits, in which case the Company neither pays nor receives any financial adjustments. The Company is protected in scenarios of extreme BRL appreciation, while its gains are limited in scenarios of extreme BRL depreciation. The characteristics allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation within the range contracted. The Company constantly monitors the market and analyzes the attractiveness at any given time of fully or partially reversing the transaction.

At September 30, 2018, the value of the principal of operations involving forward dollar sales through ZCCs was US$2,265 million, whose maturities are distributed from October 2018 to October 2020 and were contracted in a range from R$3.07 to R$5.26, as well as NDFs whose principal was US$50 million, with an average forward rate of R$4.09. The current scenario of volatility in the BRL/USD exchange rate makes this the most adequate strategy for protecting the Company’s cash flow.

Cash Flow Hedge	Maturity	Strike Range / Average Forward	Notional (US$ million)
Zero-Cost Collars	4Q18	3.07 / 4.02	325
Zero-Cost Collars	1Q19	3.70 / 4.00	380
Zero-Cost Collars	2Q19	3.70 / 4.00	275
Zero-Cost Collars	3Q19	3.74 / 4.12	520
Zero-Cost Collars	4Q19	3.68 / 4.07	370
Zero-Cost Collars	1Q20	3.90 / 4.36	350
Zero-Cost Collars	2Q20	4.00 / 5.26	45
NDF	3Q19	4.085	50
Total			2,315

The Company also uses currency and interest rate swaps to mitigate the effects from exchange and interest rate variations on the balance of its debt and on its cash flow. Contracts swapping different interest rates and inflation indexes may be entered into as a way to mitigate the mismatch between financial assets and liabilities.

At September 30, 2018, the Company held US$1,565 million in swaps of CDI and LIBOR for a fixed rate in USD. In 3Q18, debt hedge transactions posted a loss of R$137 million.

Debt Hedge	Maturity	Receive	Pay	Notional (USD million)

Swap	2020	Brazilian Real CDI	US Dollar Fixed	802
Swap	2023	Libor	US Dollar Fixed	763
Total				1,565

In addition to hedge operations for cash flow and debt, we carried out new hedge operations for the transaction with Fibria. All derivative instruments to hedge the transaction are plain vanilla, as approved by the Company’s Derivatives Policy.

At September 30, 2018, the value of the principal of operations involving forward dollar sales through NDFs was US$2,900 million, with an average forward rate of R$3.86, whose maturities are distributed from April 2019 to June 2019, as well as ZCCs whose principal value was US$1,300 million, with maturities distributed from May 2019 to October 2019 and contracted in a range from R$3.50 to R$3.99. At September 30, 2018, the Company held US$3,650 million in swaps of CDI and Libor for a fixed rate in USD.

Fibria’s Operation - Hedge	Maturity	Strike Range / Average Forward / Index	Notional (USD million)
Zero-Cost Collars	2Q19	3.50 / 3.99	200
Zero-Cost Collars	3Q19	3.67 / 3.82	900
Zero-Cost Collars	4Q19	3.50 / 3.95	200
NDF	2Q19	3.96	1,700
NDF	3Q19	3.76	1,200
Swap	2026	Brazilian Real CDI — US Dollar Fixed	1,650
Subtotal			5,850
Swap	2024	Libor — US Dollar Fixed	2,000
Total			7,850

TRANSACTION WITH FIBRIA

On March 15, 2018, the Company announced a transaction with Fibria worth R$29.0 billion (US$8.8 billion, at the exchange rate on the day).

During 2018, the Company raised funds in the local market in the amount of R$6.2 billion. In the international market, it successfully placed a US$1.0 billion issue of 10-year bonds.

(1) Cash tranche: payment of R$52.50 for Fibria shareholders per common share issued by Fibria, to be adjusted by the CDI variation from 3/15/2018 to the date the Transaction is consummated. | (2) Considering all capital raised in the period, as well as the Company’s full cash. | (3) Commitment: US$2.3 billion with the exchange rate of 9/30/2018 (R$4.0039/US$).

INDEBTEDNESS

On September 30, 2018, gross debt stood at R$23.8 billion and was composed of 92.6% long-term maturities and 7.4% short-term maturities, with 59.5% denominated in foreign currency and 40.5% in local currency. The percentage of gross debt denominated in foreign currency, considering the adjustment for derivatives, was 97.4%.

Meanwhile, net debt stood at R$10.8 billion (US$2.7 billion) on September 30, 2018, compared to R$9.9 billion (US$2.6 billion) on June 30, 2018.

Debt (R$ ‘000)	09/30/2018	09/30/2017	Δ Y-o-Y	06/30/2018	Δ Q-o-Q
Local Currency	9,638,142	3,732,306	158.2%	7,979,130	20.8%
Short Term	1,276,509	497,749	156.5%	1,142,945	11.7%
Long Term	8,361,633	3,234,556	158.5%	6,836,184	22.3%
Foreign Currency	14,180,594	9,400,605	50.8%	9,983,341	42.0%
Short Term	492,823	1,287,617	-61.7%	551,469	-10.6%
Long Term	13,687,771	8,112,986	68.7%	9,431,872	45.1%
Gross Debt	23,818,736	13,132,911	81.4%	17,962,471	32.6%
(-) Cash	12,970,329	3,849,949	236.9%	8,027,522	61.6%
Net Debt	10,848,407	9,282,962	16.9%	9,934,949	9.2%
Net Debt/Adjusted EBITDA¹ (x)	1.6x	2.3x	-0.6x	1.7x	-0.1x

(1) Excludes nonrecurring items.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivable flows from sales.

Suzano actively and expressly demonstrates its commitment to deleverage sustainably and to adopt adequate and efficient structures and costs for its market positioning and operating and managerial capacity.

The ratio of net debt to Adjusted EBITDA in BRL stood at 1.6x on September 30, 2018, compared to 1.7x on June 30, 2018. The ratio of net debt to Adjusted EBITDA in USD stood at 1.4x on September 30, 2018, compared to 1.5x on June 30, 2018. The reduction in the ratio in USD is explained by the effect from exchange variation in the period.

In September 2018, the total average cost of debt in USD was 5.2% p.a. (debt in BRL adjusted by the market swap curve). The average term of consolidated debt ended the quarter at 93 months (vs. 90 months in June 2018).

INVESTMENTS

Capital expenditure amounted to R$2,147.8 million in 9M18, of which R$880.2 million was invested in industrial and forest maintenance. Expenditures on the Structural Competitiveness and Adjacent Businesses projects came to R$1,043.1 million, which primarily consisted of the acquisition of Facepa (R$267.9 million), the acquisition of land and forests from Duratex (R$512.8 million) and the Tissue (Maranhão and Bahia states) and Lignin projects.

For 2018, capex is estimated at R$2.8 billion, of which R$1.2 billion corresponds to sustaining capex and R$1.6 billion to the Adjacent Businesses and Structural Competitiveness projects.

Capex (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Sustaining	322,618	280,143	15.2%	293,937	9.8%	880,173	752,014	17.0%
Industrial Maintenance	67,624	62,958	7.4%	68,780	-1.7%	191,183	166,339	14.9%
Forestry Maintenance	254,994	217,185	17.4%	225,156	13.3%	688,990	585,675	17.6%
Structural Competitiveness and Adjacent Business	432,585	132,260	227.1%	232,373	86.2%	1,043,127	367,043	184.2%
Other	110,578	96,037	15.1%	47,148	134.5%	224,521	141,654	58.5%
Total	865,781	508,441	70.3%	573,457	51.0%	2,147,821	1,260,711	70.4%

CASH FLOW AND ROIC

(R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	LTM 3Q18	LTM 3Q17	Δ Y-o-Y
Adjusted EBITDA	2,117,916	1,185,877	78.6%	1,572,729	34.7%	6,644,035	4,091,385	62.4%
Sustaining Capex	(322,618)	(280,143)	15.2%	(293,936)	9.8%	(1,227,930)	(1,038,541)	18.2%
Operating Cash Flow	1,795,298	905,733	98.2%	1,278,793	40.4%	5,416,105	3,052,845	77.4%

Suzano’s operating cash generation (Adjusted EBITDA less sustaining capex) amounted to R$1.8 billion in 3Q18 and R$5.4 billion in the last 12 months (ended in September 2018). The variations in the comparison periods are explained by the depreciation in the BRL against the USD, the higher pulp list price, the higher paper price in the international and domestic markets and the consolidation of Facepa’s results as from 2Q18.

Consolidated ROIC stood at 20.3%. The 7.4 p.p. increase compared to the 12 months to 3Q17 is explained by the higher profitability of the pulp segment due to depreciation in the BRL against the USD, the higher pulp price and the successful implementation of paper price increases in the international and domestic markets.

Consolidated ROIC (R$ ‘000)	LTM 3Q18	LTM 3Q17	Δ Y-o-Y
Operating Cash Flow	5,416,107	3,052,843	77.4%
Cash taxes(2)	(242,173)	(12,550)	1829.6%
Monetization of ICMS	106,921	—	n.a.
Capital Employed	25,998,267	23,459,953	10.8%
Asset	27,326,079	24,811,640	10.1%
Liabilities	1,327,811	1,351,687	-1.8%
ROIC(1) (%)	20.3%	13.0%	7.4 p.p.

(1) ROIC = (Operating Cash Generation – Cash taxes) / Capital Employed (assets – liabilities).

(2) Income and Social Contribution taxes.

CAPITAL MARKETS

On September 30, 2018, Suzano’s common stock (SUZB3) was quoted at R$48.08/share. The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Exchange (B3) with the highest corporate governance standards.

Source: Bloomberg.

Source: Bloomberg.

On September 30, 2018, the Company’s capital stock was represented by 1,105,826,145 common shares (SUZB3) traded on the B3, of which 12,042,004 were treasury shares. Suzano’s market capitalization stood at R$53.2 billion on September 30, 2018. In 3Q18, the free-float stood at 42.6% of the total capital.

Free-Float Distribution on 09/30/2018

Free-Float Distribution on 09/30/2018

* Latin America excluding Brazil.

FIXED INCOME

	Unit	Sep/17	Jun/18	Sep/18
Suzano 2021 - Price	USD/k	108.0	104.1	103.6
Suzano 2021 - Yield	%	3.3	4.3	4.2
Suzano 2026 - Price	USD/k	107.7	102.0	100.5
Suzano 2026 - Yield	%	4.7	5.4	5.7
Suzano 2029 - Price	USD/k	—	—	100.0
Suzano 2029 - Yield	%	—	—	6.0
Suzano 2047 - Price	USD/k	109.3	113.5	103.9
Suzano 2047 - Yield	%	6.3	6.8	6.7
Treasury 10 years	%	2.3	2.9	3.1

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	brAAA	BBB-	Stable
Moody’s	Aaa.br	Ba1	Stable

EVENTS

EVENTS IN THE PERIOD

The Material Fact notices and the Notices to the Market mentioned below are available on the website of the Securities and Exchange Commission of Brazil (CVM) and on the Company’s IR website (www.suzano.com.br/ir).

Acquisition of Land and Forests in the State of São Paulo

On July 2, 2018, the Company informed its shareholders and the general market that it had exercised the option to acquire around twenty thousand (20,000) hectares of rural areas and five million, six hundred thousand cubic meters (5,600,000 m³) of forests from Duratex, for R$749.4 million, adjusted in accordance with the Contract.

Merger Agreement

On July 26, 2018, the Company informed its shareholders and the general market that the Board of Directors of Suzano, among other things, approved the execution of an Agreement and Plan of Merger (“Merger Agreement”) by and between Suzano, Fibria Celulose S.A. (“Fibria”), and Eucalipto Holding S.A. (“Holding”), establishing the terms and conditions of the corporate restructuring that will enable the combination of the businesses and shareholding bases of Suzano and Fibria, the object of the Voting Commitment and Assumption of Obligations entered into on March 15, 2018 and announced through the Material Fact Notice of the Company of March 16, 2018 (“Operation”).

Auction of the Port of Itaqui (Maranhão State)

On July 27, 2018, the Company informed its shareholders and the general market that its proposal presented in connection with Auction 03/2018, held by the National Water Transportation Agency (“ANTAQ”) was the winning bid in the auction.

Export Credit Note

On July 31, 2018, the Company informed its shareholders and the general market that it raised a total of seven hundred and seventy million, six hundred thousand reais (R$ 770,660,000.00) through an Export Credit Note (“ECN”) with Banco Safra S.A.

Reduction in Financial Commitment

On July 31, 2018, the Company informed its shareholders and the general market that it approved, in connection with the transaction to combine the operations and shareholder bases of the Company and of Fibria Celulose S.A. (“Fibria”) through a corporate restructuring in accordance with said Material Fact (“Transaction”), the reduction from six billion, nine hundred million dollars (US$6,900,000,000.00) to four billion, four hundred million dollars (US$ 4,400,000,000.00) of the firm financial commitment with certain international financial institutions to fund the cash portion of the Transaction, whose disbursement is subject to, among other conditions, the consummation of the Transaction.

Receipt of Notice of Effectiveness by the Securities and Exchange Commission (SEC) of the United States of America

On August 9, 2018, the Company informed its shareholders and the general market that, on August 8, 2018, it received the notice of effectiveness from the U.S. Securities and Exchange Commission (SEC) for the registration statement filed by Suzano with the SEC for the purposes of notification, holding and consideration by the Extraordinary Shareholders Meetings of Suzano and of Fibria, to be held on first call on September 31, 2018, in accordance with the Notices of Meeting published on August 9, 2018, the proposal for the corporate restructuring to combine the operations and shareholder bases of Suzano and Fibria, which is the object of the Voting Commitment and Assumption of Obligations entered into on March 15, 2018 and announced by the Companies through the Material Fact notices dated March 16, 2018, in accordance with the terms and conditions in the agreement and plan of merger entered into by and between the managements of Suzano, Fibria and Eucalipto Holding S.A. that were approved by the Boards of Directors of Suzano and Fibria in the meetings held on July 26, 2018 and announced by the Companies on the same date.

Clarifications of inquiries by CVM/B3

On August 13, 2018, the Company clarified that, as informed in item 3(c) of Appendix 20-A to the Management Proposal, disclosed on August 9, 2018, the new shares to be issued by Suzano as a result of the corporate restructuring will enjoy the same rights, advantages and restrictions applicable to the current common shares issued by Suzano, including any rights to dividends and other shareholder payments that come to be declared by the Company as from their issue date.

Export Credit Note (ECN) and Farm Product Bonds (FBP)

On August 27, 2018, the Company announced to its shareholders and the general market that it raised capital from Banco Safra S.A. through the issue of Export Credit Notes (“NCEs”) and Farm Product Bonds (“CPR”).

Approval by antitrust authority in China

On August 31, 2018, the Company, complementing the Material Fact notice of March 16, 2018, announced to its shareholders and the general market that it was informed by the State of Administration for Market Regulation (SAMR), China’s antitrust authority, of the approval of the transaction by and between Suzano and Fibria Celulose S.A. without restrictions in China.

Conclusion of the acquisition of land and forests in the State of São Paulo

On August 31, 2018, the Company, complementing the Material Fact notices published (i) on February 5, 2018, announcing the execution by and between Duratex S.A. (“Duratex”) of the Commitment to Purchase and Sell Rural Properties, Purchase Option and Other Covenants, with Suspensive Clause (“Agreement”), and (ii) on July 2, 2018, announcing the exercise of the option to purchase approximately twenty thousand (20,000) hectares of rural properties and five million, six hundred thousand cubic meters (5,600,000 m³) of forests, for R$749.4 million, adjusted in accordance with the Agreement, hereby announces to its shareholders and the general market that, on the date hereof, it concluded the acquisition of the aforementioned rural areas and forests that are the subject matters of such purchase option.

Approval by antitrust authority in Turkey

On September 6, 2018, the Company, complementing the Material Fact notice dated March 16, 2018, announced to its shareholders and the general market that it was informed by the Turkish antitrust authority of the approval of the transaction by and between Suzano and Fibria Celulose S.A. without restrictions in Turkey.

Approval of the Transaction with Fibria by the ESM

On September 13, 2018, the Company informed its shareholders, the market and other stakeholders that the extraordinary shareholders’ meetings of Suzano and Fibria held on said date approved all matters related to the corporate restructuring with a view to combining their operations and shareholder bases.

Offer of Senior Notes in the international market (2029 Bonds)

On September 17, 2018, the Company, complementing the Material Fact notice dated March 16, 2018, informed its shareholders and the general market that, in connection with the transaction to combine the operations and shareholder bases of the Company and of Fibria Celulose S.A. (“Fibria”) through a corporate restructuring in accordance with said Material Fact notice (“Transaction”), it issued and priced on said date, in the international market, through its wholly owned subsidiary Suzano Austria GmbH, Senior Notes due in 2029 in the aggregate amount of one billion U.S. dollars (US$1,000,000,000.00) (“Notes”).

Reduction in Financial Commitment

On September 25, 2018, the Company informed its shareholders and the general market that its Board of Directors, in a meeting held on September 21, 2018, approved, in connection with the transaction to combine the operations and shareholder bases of the Company and of Fibria Celulose S.A. (“Fibria”) through a corporate restructuring in accordance with said Material Fact notice (“Transaction”), a reduction from four billion, four hundred million dollars (US$4,400,000,000.00) to two billion, two hundred million dollars (US$2,200,000,000.00) in the firm financial commitment with certain international financial institutions to fund the cash portion of the Transaction, whose disbursement is subject, among other conditions, to the consummation of the Transaction.

SUBSEQUENT EVENTS

The Material Fact notice mentioned below is available on the website of CVM and on the Company’s IR website (www.suzano.com.br/ir).

Approval from antitrust authority in Brazil

On October 11, 2018, the Company, complementing the Material Fact notice dated March 16, 2018, announced to its shareholders and the general market the publication on the website of Brazil’s antitrust authority CADE (Conselho Administrativo de Defesa Econômica), on October 11, 2018, of the decision by the

General Superintendence of CADE approving, without restrictions, the merger of the operations of Suzano and Fibria Celulose S.A., subject to the legal term, in accordance with governing law.

Integral Reduction in Financial Commitment

On October 25, 2018, the Company, complementing the Material Facts notice of March 16, 2018, July 31, 2018, and September 25, 2018, hereby announced to its shareholders and the market that it approved, in connection with the transaction aimed at combining the operations and shareholder bases of the Company and Fibria Celulose S.A. (“Fibria”) through a corporate restructuring process, as per the terms disclosed in said Material Fact notice (“Operation”), the integral reduction of the existing firm financial commitment with certain international financial institutions to finance the cash portion of the Operation.

UPCOMING EVENTS

Earnings Conference Call (3Q18)

Date: October 26, 2018 (Friday)

Portuguese (with simultaneous translation)	English
10:00 a.m. (Brasilia time)	10:00 a.m. (Brasilia time)
9:00 a.m. (New York time)	9:00 a.m. (New York time)
2:00 p.m. (London time)	2:00 p.m. (London time)
Tel: +55 (11) 3193-1001 or (11) 2820-4001	Tel: +1 (646) 828-8246 (access code: Suzano)

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English, feature a slide presentation and be transmitted simultaneously via webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ir).

If you are unable to participate, the webcast link will be available for future consultation on the Company’s Investor Relations website.

IR CONTACTS

Marcelo Bacci

Rafael Mastrocola

Danielle Cheade

Fernanda Brienza

Matheus Chiderolli

Tel: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ir

APPENDICES

APPENDIX 1 — Operating Data

Revenue breakdown (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Exports	2,856,528	1,771,270	61.3%	2,312,191	23.5%	7,360,769	5,122,226	43.7%
Pulp	2,495,457	1,481,021	68.5%	2,001,072	24.7%	6,396,308	4,343,999	47.2%
Paper	361,071	290,249	24.4%	311,119	16.1%	964,461	778,227	23.9%
Domestic Market	1,148,996	823,422	39.5%	891,602	28.9%	2,847,408	2,256,243	26.2%
Pulp	193,414	158,715	21.9%	154,107	25.5%	524,068	448,326	16.9%
Paper	955,582	664,707	43.8%	737,496	29.6%	2,323,339	1,807,917	28.5%
Total Net Revenue	4,005,524	2,594,692	54.4%	3,203,793	25.0%	10,208,177	7,378,469	38.4%
Pulp	2,688,871	1,639,736	64.0%	2,155,179	24.8%	6,920,376	4,792,325	44.4%
Paper	1,316,653	954,956	37.9%	1,048,615	25.6%	3,287,800	2,586,144	27.1%

Sales volume (tons)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Exports	918,456	844,571	8.7%	823,272	11.6%	2,632,111	2,655,328	-0.9%
Pulp	828,442	742,937	11.5%	736,056	12.6%	2,359,528	2,377,601	-0.8%
Paper	90,014	101,633	-11.4%	87,215	3.2%	272,583	277,727	-1.9%
Paperboard	13,594	20,132	-32.5%	12,279	10.7%	40,205	50,168	-19.9%
Printing & Writing	76,420	81,501	-6.2%	74,936	2.0%	232,377	227,559	2.1%
Domestic Market	320,306	294,891	8.6%	262,089	22.2%	852,089	852,645	-0.1%
Pulp	74,296	87,005	-14.6%	65,694	13.1%	220,997	284,260	-22.3%
Paper	246,009	207,885	18.3%	196,394	25.3%	631,092	568,385	11.0%
Paperboard	36,555	27,134	34.7%	30,139	21.3%	96,715	85,408	13.2%
Printing & Writing	177,645	169,210	5.0%	143,457	23.8%	469,467	458,077	2.5%
Other paper(1)	31,809	11,541	175.6%	22,798	39.5%	64,910	24,900	160.7%
Total sales volume	1,238,762	1,139,461	8.7%	1,085,360	14.1%	3,484,199	3,507,974	-0.7%
Pulp	902,738	829,943	8.8%	801,751	12.6%	2,580,525	2,661,861	-3.1%
Paper	336,024	309,519	8.6%	283,610	18.5%	903,674	846,112	6.8%
Paperboard	50,149	47,267	6.1%	42,418	18.2%	136,920	135,576	1.0%
Printing & Writing	254,066	250,711	1.3%	218,393	16.3%	701,844	685,636	2.4%
Other paper(1)	31,809	11,541	175.6%	22,798	39.5%	64,910	24,900	160.7%

Average net price (R$/ton)	3Q18	3Q17	Δ Y-o-Y	2Q18	Δ Q-o-Q	9M18	9M17	Δ Y-o-Y
Exports	3,110	2,097	48.3%	2,809	10.7%	2,797	1,929	45.0%
Pulp	3,012	1,993	51.1%	2,719	10.8%	2,711	1,827	48.4%
Paper	4,011	2,856	40.5%	3,567	12.4%	3,538	2,802	26.3%
Domestic Market	3,587	2,792	28.5%	3,402	5.4%	3,342	2,646	26.3%
Pulp	2,603	1,824	42.7%	2,346	11.0%	2,371	1,577	50.4%
Paper	3,884	3,197	21.5%	3,755	3.4%	3,681	3,181	15.7%
Total	3,233	2,277	42.0%	2,952	9.5%	2,930	2,103	39.3%
Pulp	2,979	1,976	50.8%	2,688	10.8%	2,682	1,800	49.0%
Paper	3,918	3,085	27.0%	3,697	6.0%	3,638	3,057	19.0%

(1) Paper from other manufacturers sold by the distributor and tissue paper.

APPENDIX 2 — Consolidated Statement of Income

Consolidated Financial Statement (R$ ‘000)	3Q18	3Q17	Δ Y-o-Y		2Q18	Δ Q-o-Q		9M18	9M17	Δ Y-o-Y

Net Revenue	4,005,524	2,594,692	54.4%		3,203,795	25.0%		10,208,178	7,378,470	38.4%
Cost of Goods Sold	(1,963,077)	(1,550,954)	26.6%		(1,678,574)	16.9%		(5,227,577)	(4,630,862)	12.9%
Gross Profit	2,042,447	1,043,738	95.7%		1,525,221	33.9%		4,980,601	2,747,608	81.3%
Gross Margin	51.0%	40.2%	10.8	p.p.	47.6%	3.4	p.p.	48.8%	37.2%	11.6	p.p.

Operating Expense/Income	(308,438)	(234,429)	31.6%		(354,713)	-13.0%		(942,381)	(661,294)	42.5%
Selling Expenses	(160,988)	(107,499)	49.8%		(150,305)	7.1%		(433,250)	(302,541)	43.2%
General and Administrative Expenses	(198,576)	(123,807)	60.4%		(203,667)	-2.5%		(549,596)	(356,095)	54.3%
Other Operating Income (Expenses)	47,136	(3,115)	-1613.2%		(673)	-7103.9%		36,596	(7,472)	-589.8%
Equity Equivalence	3,990	(8)	-449975.0%		(68)	-5967.6%		3,869	4,814	-19.6%
EBIT	1,734,009	809,309	114.3%		1,170,508	48.1%		4,038,220	2,086,314	93.6%

Depreciation, Amortization & Depletion	415,402	348,827	19.1%		374,932	10.8%		1,175,272	1,047,170	12.2%

EBITDA	2,149,411	1,158,136	85.6%		1,545,440	39.1%		5,213,492	3,133,484	66.4%
EBITDA Margin (%)	53.7%	44.6%	9.0	p.p.	48.2%	5.4	p.p.	51.1%	42.5%	8.6	p.p.

Adjusted EBITDA(1)	2,117,916	1,185,877	78.6%		1,572,729	34.7%		5,218,928	3,189,793	63.6%
Adjusted EBITDA Margin(1)	52.9%	45.7%	7.2	p.p.	49.1%	3.8	p.p.	51.1%	43.2%	7.9	p.p.

Net Financial Result	(1,962,988)	269,680	-827.9%		(3,969,632)	-50.5%		(6,089,970)	(283,063)	2051.5%
Financial Expenses	133,722	66,327	101.6%		45,007	197.1%		215,455	248,613	-13.3%
Financial Revenues	(475,378)	(315,223)	50.8%		(325,521)	46.0%		(1,035,172)	(876,016)	18.2%
Exchange Rate Variation	(254,257)	340,840	-174.6%		(1,139,051)	-77.7%		(1,421,714)	162,935	-972.6%
Net Proceeds Generated by Derivatives	(1,367,075)	177,736	-869.2%		(2,550,067)	-46.4%		(3,848,539)	181,405	-2221.5%
Earnings Before Taxes	(228,979)	1,078,989	-121.2%		(2,799,124)	-91.8%		(2,051,750)	1,803,251	-213.8%

Income and Social Contribution Taxes	121,371	(278,113)	-143.6%		950,153	-87.2%		908,298	(353,684)	-356.8%

Net Income (Loss)	(107,608)	800,876	-113.4%		(1,848,971)	-94.2%		(1,143,452)	1,449,567	-178.9%
Net Margin	-2.7%	30.9%	-33.6	p.p.	-57.7%	55.0	p.p.	-11.2%	19.6%	-30.8	p.p.

(1) Excluding non-recurring items.

APPENDIX 3 — Consolidated Balance Sheet

Assets (R$ ‘000)	09/30/2018	06/30/2018	03/31/2018	12/31/2017	09/30/2017

Current Assets
Cash and Cash Equivalent	1,705,762	3,624,737	2,000,336	1,076,833	1,439,776
Financial Applications	11,264,567	4,402,785	1,391,669	1,631,505	2,410,173
Accounts Receivable	2,761,578	2,325,251	2,389,398	2,303,810	1,862,202
Inventories	1,545,585	1,477,406	1,321,436	1,183,567	1,408,791
Recoverable Taxes	287,116	365,551	320,038	306,426	423,523
Prepaid Expenses	61,480	132,027	182,593	37,016	52,317
Other Current Assets	697,453	451,108	278,188	257,718	398,580
Total Current Assets	18,323,541	12,778,865	7,883,658	6,796,875	7,995,362

Non-Current Assets
Other Accounts Receivable	849,810	1,022,984	816,295	770,792	793,692
Biological Assets	5,002,922	4,697,542	4,579,097	4,548,897	4,248,989
Investments	10,633	6,643	6,712	6,764	5,706
Property, Plant and Equipment	17,032,181	16,648,885	16,415,548	16,211,228	16,195,420
Intangible	346,887	389,624	375,027	188,426	204,202
Total Non-Current Assets	23,242,433	22,765,678	22,192,679	21,726,107	21,448,009

Total Assets	41,565,974	35,544,543	30,076,337	28,522,982	29,443,371

Liabilities and Equity (R$ ‘000)	09/30/2018	06/30/2018	03/31/2018	12/31/2017	09/30/2017

Current Liabilities
Accounts Payable	647,598	646,969	600,564	610,476	641,537
Loans and Financing	1,769,332	1,694,415	1,432,974	2,115,067	1,785,368
Tax Liabilities	132,002	281,530	185,541	125,847	199,090
Salaries and Payroll Taxes	240,797	204,016	154,829	196,467	194,926
Other Payable	2,921,262	1,277,304	696,906	660,506	593,297
Total Current Liabilities	5,710,991	4,104,234	3,070,814	3,708,363	3,414,218

Non-Current Liabilities
Debentures, Loans and Financing	22,049,402	16,268,057	11,213,131	10,076,789	11,347,543
Deferred Taxes	466,255	682,040	1,857,237	1,789,960	1,775,084
Provision	856,036	797,148	726,336	706,652	675,062
Other Liabilities	1,836,050	2,981,611	742,506	619,664	625,390
Total Non-Current Liabilities	25,207,743	20,728,856	14,539,210	13,193,065	14,423,079

Shareholders’ Equity
Share Capital	6,241,753	6,241,753	6,241,753	6,241,753	6,241,753
Capital Reserve	380,563	380,563	380,564	394,803	197,837
Treasury shares	(218,265)	(218,265)	(218,265)	(241,089)	(241,006)
Profit Reserve	2,897,784	2,897,784	2,927,760	2,927,762	1,657,125
Equity Valuation Adjustment	2,418,918	2,395,646	2,295,927	2,298,327	2,273,885
Retained Earnings/Accumulated Losses	55,560	41,868	16,675	(1,807,435)	26,913
Retained Earnings/Losses of the period	(1,144,210)	(1,036,430)	813,127	1,807,433	1,449,567
Total Equity	10,632,103	10,702,919	12,457,541	11,621,554	11,606,074

Non-controlling shareholders interests	15,137	8,534	8,772	—	—

Total Liabilities and Equity	41,565,974	35,544,543	30,076,337	28,522,982	29,443,371

APPENDIX 4 — Consolidated Statement of Cash Flow

Cash Flow Statement (R$ ‘000)	3Q18	3Q17	9M18	9M17
Cash flow from operating activities
Net income/(loss) for the period	(107,608)	800,876	(1,143,452)	1,449,567
Depreciation, depletion and amortization	415,402	348,827	1,175,272	1,047,170
Income from sale of fixed and biological assets	(3,144)	(35,641)	1,935	(39,769)
Equity pick-up in subsidiaries and affiliates	(3,988)	8	(3,867)	(4,814)
Exchange and monetary variations, net	336,881	(342,792)	1,655,901	(283,271)
Interest expenses, net	171,779	219,634	500,836	596,507
Derivative gains, net	1,367,075	(177,736)	3,848,539	(181,405)
Expenses from deferred income and social contribution taxes	(218,646)	226,821	(1,328,445)	215,988
Interest on actuarial liabilities	8,617	9,505	25,851	28,517
Provision/ (reversal) for contingencies	(18,970)	8,548	8,990	25,640
Provision/ (reversal) for share-based payments	41,123	20,475	117,780	39,231
Addition to allowance for doubtful accounts, net	1,510	27,108	6,433	35,717
Provision/ (reversal) for discounts - loyalty program	17,692	5,681	28,978	(10,195)
Provision/ (reversal) for inventory losses and write-offs	(41,513)	10,256	(23,140)	11,961
Provision for losses and write-off with fixed and biological assets	3,204	27,723	15,503	31,646
Fair value adjustment of biological assets	—	—	(5,954)	25,268
Other provisions /(reversals)	171,349	3,265	156,718	(19,437)
Increase / (decrease) in accounts receivable	(435,364)	21,626	(389,942)	(268,048)
Decrease/ (increase) in inventories	(29,240)	(83,547)	(295,484)	(111,904)
Decrease/ (increase) in recoverable taxes	58,458	(10,637)	52,700	(37,320)
Increase / (decrease) in other current and non-current assets	75,748	(32,778)	(115,955)	297,815
Decrease / (increase) in trade accounts payable	30,048	(2,488)	21,721	83,414
Increase/(decrease) in other current and non-current liabilities	(415,645)	(16,242)	(64,755)	(212,370)
Taxes payable	349,397	170,821	751,758	604,381
Payment of interest	(292,375)	(216,760)	(662,497)	(724,397)
Payment of other taxes and contributions	(150,815)	(139,824)	(389,467)	(405,755)
Payment of income and social contribution taxes	(185,396)	12,637	(249,476)	(40,199)
Net cash from operating activities	1,145,579	855,366	3,696,481	2,153,938

Cash flow from investing activities
Financial investments	(6,755,492)	296,931	(9,472,426)	(133,106)
Cash from the acquisition of subsidiaries	(5)	—	21,431	—
Acquisition of subsidiaries	—	—	(315,904)	—
Additions to fixed assets, intangible assets and biological assets	(647,641)	(418,699)	(1,746,265)	(1,242,801)
Proceeds from asset divestment	12,266	51,551	44,131	61,098
Net cash (used in) / provided by investment activities	(7,390,872)	(70,217)	(11,469,033)	(1,314,809)

Cash flow from financing activities
Funding	1,080,699	1,332,478	8,571,900	2,418,438
Funding of Debentures	4,681,100	—	4,681,100	—
Settlement of derivative operations	(1,093,688)	(15,129)	(1,263,050)	147,204
Payment of loans	(259,360)	(1,573,377)	(3,473,928)	(3,101,826)
Payment of dividends	—	(2)	(210,205)	(370,741)
Acquisition of own shares	—	—	8,514	8,514
Payment of debts with acquisition of assets	(67,595)	(59,902)	(70,666)	(110,348)
Net cash (used in) / provided by financing activities	4,341,156	(315,932)	8,243,665	(1,008,759)

Exchange variation on cash and cash equivalents	(14,838)	(31,324)	157,816	(5,291)

Increase (reduction) in cash and cash equivalents	(1,918,975)	437,893	628,929	(174,921)

Cash and cash equivalents at the beginning of the period	3,624,737	1,001,883	1,076,833	1,614,697
Cash and cash equivalents at the end of the period	1,705,762	1,439,776	1,705,762	1,439,776

Statement of the increase (reduction) in cash	(1,918,975)	437,893	628,929	(174,921)

APPENDIX 5 — EBITDA

(R$ ‘000, except where otherwise indicated)	3Q18	3Q17	9M18	9M17
Net Income	(107,608)	800,876	(1,143,452)	1,449,567
Net Financial Result	1,962,988	(269,680)	6,089,970	283,063
Income and Social Contribution Taxes	(121,371)	278,113	(908,298)	353,684
EBIT	1,734,009	809,309	4,038,220	2,086,314
Depreciation, Amortization and Depletion	415,402	348,827	1,175,272	1,047,170
EBITDA(1)	2,149,411	1,158,136	5,213,492	3,133,484
EBITDA Margin	53.7%	44.6%	51.1%	42.5%

Valmet Agreement	(52,780)	—	(52,780)	—
Equity equivalence	(3,990)	8	(3,869)	(4,814)
Expenses with Fibria’s transaction	19,959	—	37,746	—
PIS/Cofins Revision	3,729	—	3,729	—
Adjustment of the fair value of biological assets	—	—	(5,954)	25,268
Provision (Reversion) for losses with fixed assets, write-offs, taxes	—	46,947	7,366	48,104
Land conflict agreement	—	1,912	—	13,690
Sale of Distribution Center - Anchieta	—	(31,359)	—	(31,359)
Write-downs of inventories.	—	—	17,092	—
Others	1,588	10,233	2,106	5,419
Adjusted EBITDA	2,117,916	1,185,877	5,218,928	3,189,793
Adjusted EBITDA Margin	52.9%	45.7%	51.1%	43.2%

(1) The Company’s EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 — Segmented Statement of Income

	3Q18				3Q17
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non- Segmented	Total Consolidated	Pulp	Paper	Non- Segmented	Total Consolidated

Net Revenue	2,688,869	1,316,653	—	4,005,522	1,639,736	954,956	—	2,594,692
Cost of Goods Sold	(1,155,471)	(807,606)	—	(1,963,077)	(915,591)	(635,364)	—	(1,550,955)
Gross Profit	1,533,399	509,047	—	2,042,445	724,146	319,593	—	1,043,739
Gross Margin	57.0%	38.7%		51.0%	44.2%	33.5%		40.2%

Operating Expense/Income	(73,901)	(234,536)	—	(308,437)	(97,615)	(168,174)	31,359	(234,429)
Selling Expenses	(55,166)	(105,822)	—	(160,988)	(41,173)	(66,326)	—	(107,499)
General and Administrative Expenses	(64,915)	(133,661)	—	(198,576)	(43,332)	(80,475)	—	(123,807)
Other Operating Income (Expenses)	46,179	957	—	47,137	(13,110)	(21,365)	31,359	(3,116)
Equity Equivalence	—	3,990	—	3,990	—	(8)	—	(8)
EBIT	1,459,497	274,511	—	1,734,008	626,531	151,436	31,359	809,326

Depreciation, Amortization & Depletion	292,842	122,561	—	415,402	249,166	99,661	—	348,827

EBITDA	1,752,339	397,072	—	2,149,410	875,696	251,081	31,359	1,158,137
EBITDA Margin (%)	65.2%	30.2%		53.7%	53.4%	26.3%		44.6%

Adjusted EBITDA(1)	1,710,722	407,194	—	2,117,916	902,816	283,061	—	1,185,877
Adjusted EBITDA Margin(1)	63.6%	30.9%		52.9%	55.1%	29.6%		45.7%

Net Financial Result	—	—	(1,962,988)	(1,962,988)	—	—	269,680	269,680

Earnings Before Taxes	1,459,497	274,511	(1,962,988)	(228,980)	626,531	151,420	301,039	1,078,990

Income and Social Contribution Taxes	—	—	121,371	121,371	—	16	(278,113)	(278,097)

Net Income (Loss)	1,459,497	274,511	(1,841,617)	(107,609)	626,531	151,403	22,926	800,860
Net Margin	54.3%	20.8%		-2.7%	38.2%	15.9%		30.9%

(1) Excluding non-recurring items.

	9M18				9M17
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non- Segmented	Total Consolidated	Pulp	Paper	Non- Segmented	Total Consolidated

Net Revenue	6,920,374	3,287,801	—	10,208,175	4,792,325	2,586,145	—	7,378,470
Cost of Goods Sold	(3,099,612)	(2,127,962)	—	(5,227,574)	(2,809,949)	(1,820,914)	—	(4,630,864)
Gross Profit	3,820,762	1,159,839	—	4,980,601	1,982,376	765,232	—	2,747,608
Gross Margin	55.2%	35.3%		48.8%	41.4%	29.6%		37.2%

Operating Expense/Income	(305,890)	(636,492)	—	(942,382)	(269,950)	(439,862)	48,518	(661,294)
Selling Expenses	(158,253)	(274,997)	—	(433,250)	(116,305)	(186,237)	—	(302,542)
General and Administrative Expenses	(183,106)	(366,491)	—	(549,597)	(124,633)	(231,462)	—	(356,095)
Other Operating Income (Expenses)	35,469	1,127	—	36,596	(29,013)	(26,977)	48,518	(7,472)
Equity Equivalence	—	3,869	—	3,869	—	4,814	—	4,814
EBIT	3,514,872	523,347	—	4,038,219	1,712,425	325,387	48,518	2,086,330

Depreciation, Amortization & Depletion	830,179	345,094	—	1,175,273	752,975	294,198	—	1,047,173

EBITDA	4,345,051	868,441	—	5,213,492	2,465,399	619,569	48,518	3,133,485
EBITDA Margin (%)	62.8%	26.4%		51.1%	51.4%	24.0%		42.5%

Adjusted EBITDA(1)	4,315,810	903,119	—	5,218,929	2,511,080	661,554	17,159	3,189,793
Adjusted EBITDA Margin(1)	62.4%	27.5%		51.1%	52.4%	25.6%		43.2%

Net Financial Result	—	—	(6,089,970)	(6,089,970)	—	—	(283,063)	(283,063)

Earnings Before Taxes	3,514,872	523,347	(6,089,970)	(2,051,751)	1,712,425	325,371	(234,545)	1,803,251

Income and Social Contribution Taxes	—	—	908,298	908,298	—	16	(353,684)	(353,668)

Net Income (Loss)	3,514,872	523,347	(5,181,672)	(1,143,453)	1,712,425	325,354	(588,229)	1,449,550
Net Margin	50.8%	15.9%		-11.2%	35.7%	12.6%		19.6%

(1) Excluding non-recurring items.

Corporate Information

Suzano Pulp and Paper, which reported net revenue of R$10.5 billion in 2017, is one of the largest vertically integrated producers of paper and eucalyptus pulp in Latin America, with annual production capacity of 3.6 million tons of market pulp and 1.4 million tons of paper. Suzano Pulp and Paper offers a broad range of pulp and paper products for the domestic and export markets: (i) eucalyptus pulp; (ii) hardwood fluff pulp; (iii) uncoated printing and writing paper; (iv) coated printing and writing paper; (v) paperboard; and (vi) tissue paper.

Forward-looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed not to materialize or to differ substantially from the expected results. These risks include changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, and changes in emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.